November 20, 2019

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn:       Asia Timmons-Pierce

Jay Ingram

Re:                             Applied Optoelectronics, Inc.

Registration Statement on Form S-3

Filed October 24, 2019

File No.: 333-234310

Ladies and Gentlemen:

Applied Optoelectronics, Inc. (the “Company”) submits this letter in response to a comment (the “Comment”) from the staff (the “Staff”) of the Securities and Exchange Commission received via the Staff’s letter dated November 6, 2019, relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company is concurrently filing via EDGAR this letter and are providing to the Staff by overnight delivery a copy of this letter. In connection with its response, the Company will also be filing, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Set forth below is the Company’s response to the Comment. For the Staff’s convenience, we have incorporated the Comment into this response letter in italics. Except for page reference appearing in the heading and Comment below (which is a reference to the Registration Statement), all page references herein correspond to the page of Amendment No. 1.

Registration Statement on Form S-3 filed October 24, 2019

Description of Capital Stock

Choice of Forum, page 11

1.                                      We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the

Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision applies to the Securities Act, please revise your prospectus to include related risk factor disclosure.

Response:  The Company respectfully advises the staff that Article VIII of the Company’s Amended and Restated Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Company’s Amended and Restated Certificate of Incorporation or By-laws, or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine.

The Company acknowledges that the forum selection provision in Article VIII would not apply to suits arising under the Securities Exchange Act of 1934, and it further acknowledges that with respect to suits arising under the Securities Act of 1933, the enforceability of forum selection provisions has been challenged in legal proceedings and that it is possible that, in connection with any applicable action brought against the Company, a court could find the choice of forum provisions contained in the Company’s Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in such action. The Company agrees that it will include in any prospectus supplement to the base prospectus and in other future filings, as applicable, substantially the following risk factor disclosure:

“Our Amended and Restated Certificate of Incorporation includes a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our Amended and Restated Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Company’s Amended and Restated Certificate of Incorporation or By-laws, or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine.

This exclusive forum provision will not apply to claims under the Securities Exchange Act of 1934 but will apply to other state and federal law claims including actions arising under the Securities Act of 1933 (although our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder). Section 22 of the Securities Act of 1933, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act of 1933 or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This forum selection provision in our Amended and Restated Certificate of Incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. It is also possible that a court could rule that such a provision is inapplicable or unenforceable.”

In addition, the Company agrees to revise its disclosure on page 11 of Amendment No. 1 to include substantially the following:

“Our Amended and Restated Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Company’s Amended and Restated Certificate of Incorporation

or By-laws, or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine.

The forum selection provision in our Amended and Restated Certificate of Incorporation does not apply to suits arising under the Securities Exchange Act of 1934. With respect to suits arising under the Securities Act of 1933, the enforceability of forum selection provisions has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against the Company, a court could find the choice of forum provisions contained in the Company’s Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in such action.”

Should the Staff have additional questions or comments concerning the foregoing, please contact the undersigned or our outside counsel Frank Wu, Esq. at (713) 547-2572.

Sincerely,

/s/ David Kuo
David Kuo
Applied Optoelectronics, Inc.
Vice President, General Counsel and Corporate Secretary
(281) 295-1808
david_kuo@ao-inc.com

cc:           Frank Wu, Haynes and Boone, LLP